DATE:   December 18, 2009

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 2090 East University, Suite 112 Tempe, AZ 85281

RE:
Now Auto Group, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008 Filed October 21, 2008
Form 10-K for the Fiscal Year Ended June 30, 2009 Filed October 19, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008 Filed May 20, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 20, 2009
Form 10-Q for the Fiscal Quarter ended September 30, 2009 Filed November 16, 2009
File No. 0-50709

Dear Ms. Sellers and Ms. Thompson,

Please find below our response to your comment letter dated June 23, 2009.  All your comments have been provided for reference with our answers below.  Each comment has been addressed by management and our filings have either been revised or we have provided explanations why we felt the comment was inapplicable or revision was unnecessary.

Form 10-K for the Fiscal Year Ended June 30, 2008

1.
Throughout your letter dated October 30, 2009, provided in response to our comment letter dated June 23, 2009, you indicated that the June 30, 2008 Form 10-KSB will not be amended as previously agreed. We previously agreed that you could present the restatement of your financial statements for the year ended June 30, 2008 within your June 30, 2009 Form 10-K. However, this guidance was not meant to apply to our comments requesting amendments to other areas of your June 30, 2008 Form 10-KSB, and specifically to the requested revisions to Item 8 – Controls and Procedures. Please note that providing the required disclosures related to the effectiveness of your disclosure controls and procedures, the effectiveness of your internal controls over financial reporting, and any changes that materially affect your internal controls over financial reporting as of June 30, 2009 within your June 30, 2009 Form 10-K does not relieve you of the obligation to provide these disclosures as of June 30, 2008 within your June 30, 2008 Form 10-KSB. Please amend your June 30, 2008 Form-KSB to provide all disclosures required by Item 307 and Item 308T of Regulations S-K as of June 30, 2008. We will not object if you file an abbreviated amendment on Form 10-K consisting of a cover page, a brief explanation of the amendment, Item 9AT-Controls and Procedures, Item 15 – Exhibits and Financial Statement Schedules, and certifications that are signed as of a recent date. However, if you choose to provide the entire Form 10-K in your amendment, you should provide properly restated financial statements for all required periods. Refer to Exchange Act Rule 12b-15 for further guidance on amendments.

Response: An abbreviated restatement of the Form 10-K  for Fiscal Year Ended June 30, 2008 is being filed simultaneously with this response.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A(T) – Controls and Procedures, page 35

(b) Managements’s Annual Report on Internal Control Over Financial Reporting, page 35

2.
We read your statements that “we have not assessed our control environment or entity-level controls” and “we have not tested the operating effectiveness of our controls over financial reporting.” Based on these and similar statements, it does not appear that your management has completed its assessment of internal control over financial reporting as of June 30, 2009.

If your management has not yet completed its assessment, we ask that you complete you evaluation and amend your filing within 30 calendar days to provide the required managements’ report on internal control over financial reporting. If you believe you have completed your assessment, please explain this matter to us in more detail and amend your Form 10-K to clarify this matter to your readers.

In completing your evaluation, you may find that following documents helpful:

•
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://sec.gov/rules/interp.2007/33-8810.pdf:

•
The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (securities Act Release 8010/Fanancial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (htt;://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Form 10-K for Fiscal Year Ended June 30, 2009 has been restated to address this.

Exhibit 32.1

3.	We note that your certification under Exhibit 32.1 certifies the year ended June 30, 2008. Please amend your Form 10-K to refer to provide the required certification for the year ended June 30, 2009.

Response: correction made

Forms 10-Q for the Periods Ended September 30, 2008, December 31, 2008, and March 31, 2009

4.
Throughout your letter dated October 30, 2009, provided in response to our comment letter dated June 23, 2009, you indicate that your Forms 10-Q for the fiscal year ended June 30, 2009 will not amended as previously agreed. We previously agreed that you could present the restatement of your financial statements for the year ended June 30, 2008 within your June 30, 2009 Form 10-K. However, this guidance was not meant to apply to our comments related to your Forms 10-Q. Specifically, since none of your Forms 10-Q contain the signatures required by General Instruction G to Form 10-Q contain the signatures required by General Instruction G to Form 10-Q, these Forms 10-Q were not validly filed. Please amend all of your forms 10-Q for the fiscal year ended June 30, 2009 to provide all information required by Form 10-Q, including but not limited to restated financial statements for each appropriate period, the disclosures required by Item 307 and Item 308T(b) of Regulation S-K, the required signatures for the document, and all required exhibits including certifications signed as of a recent date.

Response:  Form 10-Q for the quarter ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 are being restated to include the proper signatures. Since the September 30, 2008 financial reports were included in the Form-Q for the quarter ended September 30, 2009 with the proper signatures, Form-Q for the quarter ended September 30, 2008 is not restated.

Form 10-Q for the Period Ended September 30, 2009

General

5.
Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response: so noted

Financial Statements

6.
We note that you present a Condensed Consolidated Statement of Operations and a Condensed Consolidate Statement of Cash Flows for the quarter ended September 30, 2008. We also note that the amounts presented in these financial statements do no agree to the financial statements for the same period that were presented in your Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.  We also note that the amounts presented in these financial statements do not agree to the financial statements for the same period that were presented in your Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008. We also note that your Gross Margin Percent and your Net Loss do not compute from the other amounts given in your Statement of Operations for the quarter ended September 30, 2008. Please explain to us why you appear to have restated your Statement of Operations and Statement of Cash Flows for the quarter ended September 30, 2008, and ensure that you label your financial statements as restated and explain the restatement to your readers in your next Form 10-Q. Please also ensure that all amounts presented in your financial statements are mathematically correct in your next Form 10-Q.

Response: The September 30, 2008 net loss was not meant to be restated, nor did the reported loss per share change. However we did reclassify certain 2008 expenses on the Statement of Cash Flow to be comparative to the 2009 presentation. This reclassification was not fully carried through in the final edgarized version and resulted in an error to COGS on the Statement of Operations. This will be corrected in the next filing. We will ensure that all future filings are mathematically correct.